EXHIBIT 99.7

January 21, 2005 Media Interviews on the Financial Performance of Wipro Limited for the
quarter ended December 31, 2004.

Reuters

Interviewee: Vivek Paul, Vice Chairman Wipro Limited and President, Wipro Technologies.

Reuters: You seems to have beaten guidance quite sharply, at least what the analysts were expecting. Can you give us a feel of what really drove the performance during the quarter?

Vivek Paul: Well, we had three head wins this quarter. First was that we had a few of large account facing budgetary pressures at the end of the year, and we had to overcome that to get our earnings and our revenue up. And the second two were the fact that Wipro’s compensation increases kick in to gear in this quarter, in Q3, and so while others give in it April, for us this is always a very difficult quarter because that’s when the compensation increases go in, and of course the rising rupee. I think what we have been able to do through this whole thing is be able to drive others accounts hard, and they are, for example, three of our top ten accounts grew at growth rates 12% and higher.

And at the same time, be able to use techniques like lean management to be able to drive productivity, and finally growth is an elixir that cures all sort of diseases, and I think what we able to do was use the growth to leverage our SG&A as well. I think that that combination gave us both the revenue as well as the bottom line up sides.

Reuters: I notice you have spoken of actually pricing increases both on onsite and offshore.

Vivek Paul: Correct.

Reuters: Is that for existing accounts as well as for new accounts?

Vivek Paul: We continue to see new accounts coming in at prices that on average are higher than existing accounts, but as you know that existing accounts are the ones that drive always - some thing like 85-90% of our revenue, so it really is existing accounts. The price increase is not coming from head-to-head discussions in terms of same rate, same service, whether we can raise it. It is really coming from being able to move more of our mix to higher value added services, for example, infrastructure services had a fantastic quarter, and helped us improve our pricing yield.

Reuters: Okay, and volumes per se are they also increasing after this outsourcing debate has ebbed sort of, did you see any specific spurt in volumes since then?

Vivek Paul: We had a very good quarter from a billed man-month increase. We had about 2000 billed man-month increase, and going forward we had addition of about 2275 people net additions for the quarter. So I have to say that, well, I cannot say that we have had a quantum leap, because as we had continued to maintain even when all the publicity was going on about this offshoring debate in the US that it was not affecting customers, while we did not see the downside then, we not seen any massive upside now.

Reuters: Okay. Amongst the new customers you have got, would you like to discuss any specific large project, any of them are any spectacularly different from what you done before?

Vivek Paul: Oh yes, four of the customers are Fortune-1000, but they all are within the same zone of offering IT services and R&D services.

Reuters: Okay, but any specific large multi-year, multi-million sort of contract like you had last time from TUI?

Vivek Paul: No, not yet, there are a couple things we would announce separately and independently but nothing that we can talk about right now.

Reuters: For your guidance for the next quarter you have given 370 million dollars. Can you give us a feel of how you see the next quarter actually panning out in terms of prices and volumes there again?

Vivek Paul: We continue to feel that prices will stay steady. So we are not counting on big pricing increases. So really it has to be volume led, and I think that that is where we are pushing. We are trying to see more growth on the IT side. Our telecom equipment business is continuing to do well. I think we are seeing some softness in our embedded product engineering area where we are seeing customers in the semiconductor and computing space begin to slow down their spending. All in all I think it is a pretty good mix. That is a healthiness of having a diverse portfolio.

Reuters: And BPO is doing well too?

Vivek Paul: BPO this quarter had a growth rate of about 9% sequentially. We are seeing BPO actually flatten out over the next quarter. In some sense, there has been, a bit of drag from the BPO side.

Reuters: Why is that, the drag, which you have foreseeing in BPO?

Vivek Paul: I think there are two things that are going on. One is that high attrition rate that we had really limit our ability to continue to add people, once we get to the scale and range that we are in. So I think we are facing that issue. We are taking a look at a strategic kind of re-mixing of the business between voice and transaction processing.

Reuters: What it is in favor of now, voice or transaction?

Vivek Paul: Absolutely voice, it is something like 90% voice.

Reuters: What kind of attrition rate are you talking of?

Vivek Paul: Our BPO attrition rates are in the 90% plus range on an annualize basis.

Reuters: 90, 9-0?

Vivek Paul: 90

Reuters: Wow!

Vivek Paul: That is why it is very difficult to grow. So we have to get that attrition level under control.

Reuters: That is really high. And one more question about the rupee, you mentioned the rupee was a factor, how worrisome is it and what kind of an impact did you take from the rupee in the quarter?

Vivek Paul: I think we do have hedges out there. So we have hedges of roughly about, I will get you that number in a moment. I think that we need to do is continue to drive productivity because I think that our success begets the rising rupees in some sense it’s a monster of our own creation.

Reuters: All right Mr. Paul. Thank you so much.